

December 22, 2010

Mr. Ray Reaves
Chief Executive Officer
FieldPoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, Texas 78613

>   **Re:** **FieldPoint Petroleum Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **File No. 1-32624**

Dear Mr. Reaves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 99.1 and 99.2

1. It appears that each of your third party reports filed as exhibits have all but the last page omitted. Please revise to provide all disclosures required by 1202(a)(8) of Regulation S-K.

Reserves, page 12

Proved Reserves Reporting, page 12

Table of Proved Developed and Undeveloped Reserves, page 13

2. Please provide the disclosures required by Item 1203 (b-d) of Regulation S-K.

3.   Please disclose whether you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. If so, please provide the disclosures required by Item 1207 of Regulation S-K.

Preparation of Proved Reserve Estimates, page 14

Internal Controls Over Preparation of Proved Reserves Estimates, page 14

4.   We note your disclosure that your reserve estimates were prepared by third party petroleum engineers. Please provide a discussion of the specific internal controls that you used to ensure objectivity in the reserve estimation process and disclose the qualifications of your internal technical person primarily responsible for overseeing the reserve estimate of the external petroleum engineers. Refer to Item 1202(a)(7) of Regulation S-K.

Statements of Cash Flows, page F-6

5.   We note that you classify your short term investments as trading securities. In addition, you classify the proceeds from the sale of short term investments as an operating activity and the purchases as an investing activity. Please tell us how you considered the guidance in ASC 230-10-45-20.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief